Shire plc Corporate Headquarters: 5 Riverwalk Citywest Business Campus Dublin 24 Ireland www.shire.com

June 26, 2009

Via EDGAR
Jim B. Rosenberg
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Shire plc
Form 10-K for the Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 7, 2009
File No. 000-29630

Dear Mr. Rosenberg:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated June 1, 2009, relating to the Form 10-K for the Year Ended December 31, 2008 filed February 27, 2009 (the “2008 Form 10-K”) and the Form 10-Q for the Quarterly Period Ended March 31, 2009 filed May 7, 2009 (the “2009 Form 10-Q”) of Shire plc (“Shire” or “the Company”).  The Staff’s comments are noted in bold below, and our response follows beneath the comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

(iii) Sales Deductions, page 72

1.
You disclose that you accept customer returns of products where the shelf life has expired. Please confirm that you do not accept returns of un-expired product, other than the damaged goods and new product launch guaranteed sales you disclose separately. Please revise your disclosure here and in the financial statements to clarify how you account for returns of expired product:

•	whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
•	what happens to returned product;
•	the time period over which you accept returns; and
•
for those returns that you exchange the product from your inventory, how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us with an example showing the journal entries made.

Response:

The Company’s general returns policy is not to accept returns of un-expired product. The exceptions to this policy are returns of damaged goods, new product launch guaranteed sales and returns for certain products following specific product recall or product withdrawal actions.  Returns are generally accepted up to one year after expiration date of the relevant product, and the Company typically refunds the agreed proportion of the sales price by the issuance of a credit, rather than cash refund or exchanges from inventory. Returned product is destroyed.

Incorporated and registered in Jersey No. 99854
Registered Office:  Shire plc, 22 Grenville Street, St Helier, Jersey JE4 8PX

The Company also advises the Staff that returned product is exchanged for inventory on an exceptional basis only: for example, in the years ended December 31, 2008, 2007 and 2006 the Company exchanged product amounting to $160,000, $71,000 and $32,000 respectively, representing less than 0.01% of product sales and 0.05% of operating income/(loss) in each of the aforementioned years. The financial impact of these transactions is not material, both qualitatively and quantitatively, to the financial statements.  Consequently, it would not be meaningful to investors for the Company to expand its disclosure to cover how it accounts for these returns at the time of sale of the product or at the date of the actual return.

In response to the Staff’s comment, the Company is proposing to revise the first paragraph of its disclosure in the critical accounting estimates section relating to sales deductions in future Form 10-K filings, as noted below (deletions to the previous disclosure have been struck through, additions have been underlined):

“Product Returns
The Company typically accepts customer product returns in the following circumstances: a) expiration of shelf life; b) product damaged while in the possession of Shire; ~~or~~ c) under sales terms that allow for unconditional return (guaranteed sales); or (d) following product recalls or product withdrawals. Returns are generally accepted up to one year after expiration date of the relevant product. The Company typically refunds the agreed proportion of the sales price by the issuance of a credit, rather than cash refund or exchanges from inventory, and the returned product is destroyed.”

The Company confirms that it has also reconsidered whether to revise the disclosure on product returns included in Note 2(d) of its financial statements in the 2008 Form 10-K. The Company considered, amongst other things, the significance of product returns relative to other sales deductions, and the significance of product returns and sales deductions in the context of the financial statements as a whole. After due consideration, the Company believes that the current disclosure in the financial statements is sufficiently descriptive of the accounting policy adopted by the Company and that the level of disclosure is commensurate with the significance of product returns to the Company.  Accordingly, the Company proposes not to amend the current disclosure relating to its accounting policy for product returns in the notes to the financial statements.

Item 14: Principal accountant fees and services, page 108

2.
You disclose that you paid fees to Deloitte LLP for assisting the remuneration committee. Please revise your disclosure to indicate the nature of the services performed by Deloitte for these fees. In addition, please explain to us how these services are not precluded under Rule 2-01(c)(4)(vi) of Regulation S-X which prohibits auditors from performing any management functions of an audit client. In your response, please specifically address whether any of these services involve performing any decision-making, supervisory or ongoing monitoring functions.

Response:

The Company respectfully advises the Staff that in July 2006 Shire engaged Deloitte & Touche LLP (now Deloitte LLP) to provide independent advice to the Remuneration Committee on executive remuneration. Through February 2008 Deloitte LLP served as the independent advisor to the Remuneration Committee providing independent advice relating to the structure, form and operation of incentives for employees, including providing benchmark data against comparable companies for use by the Remuneration Committee. In March 2008 PricewaterhouseCoopers LLP were appointed as independent advisors to the Remuneration Committee, and have served as the independent advisors since that date.

In the provision of these services Deloitte LLP did not act, temporarily or permanently, as a director, officer, or employee of Shire, or perform any decision-making, supervisory, or ongoing monitoring functions.

Shire’s Audit Committee pre-approved the provision of these services by Deloitte LLP, prior to the commencement of work.

In future Form 10-K filings, Shire will revise its disclosure to indicate the nature of services performed by Deloitte LLP for these fees.  The proposed disclosure is as follows (deletions to the previous disclosure have been struck through, additions have been underlined):

“All other fees principally relate to ~~assisting the remuneration committee and corporate responsibility~~ independent advice provided to the Remuneration Committee on executive remuneration.  Advice provided to the Remuneration Committee related to the structure, form and operation of incentives for employees, including the provision of benchmark data against comparable companies.  Neither this assistance to the Remuneration Committee, nor any other non-audit work performed by the Company’s Independent Registered Public Accountant, Deloitte LLP, involved Deloitte LLP acting, temporarily or permanently, as a director, officer, or employee of Shire, or performing any decision-making, supervisory, or ongoing monitoring functions.”

Notes to the Consolidated Financial Statements

Note 2: Summary of significant accounting policies

(n) Share-based compensation, page F-18

3.
You disclose that you estimate the fair value of share-based awards with market-based performance conditions using a binomial valuation model. Your combined use of the term “market-based performance conditions” is confusing in the context of SFAS 123R which defines market, performance and service conditions separately. It appears from your disclosures in Note 33 that some of your awards have market conditions. Please revise your policy disclosure to indicate how you account for your awards with market conditions. In this regard, please indicate:

•	how you determine the fair value for these awards;
•	how you determine the requisite service period;
•	over what period you record related compensation expense;
•	how you adjust that period, if necessary; and
•	whether you reverse compensation for awards where the market condition is not met.

Response:

The Company advises the Staff that its policy disclosure for awards with market conditions refers to the equity classified share based payment awards provided to Executive Directors of the Company under the Portfolio Share Plan (the “PSP”). As outlined on page F-70 of the 2008 Form 10-K, since November 2005 the Company has only granted share based payment awards under the PSP, the Employee Stock Purchase Plan and Sharesave Scheme, and has made no other awards under the Company’s previous stock plans which are disclosed in Note 33. For those PSP awards with market conditions the total compensation charge recognized by the Company for the years ended December 31, 2008, 2007 and 2006 totaled $3.3 million, $2.4 million and $0.5 million respectively. This expense represented 0.8%, (0.2)% and 0.2% of operating income/(loss) for the years ended December 31, 2008, 2007 and 2006 respectively: this is considered immaterial to the Company.

The Company determined the fair value of these share based awards with market conditions using a closed form model.  While the Company acknowledges that other models, such as a lattice or Monte-Carlo model, could be used to value these awards, given that the number of awards granted is immaterial, the consequential impact on compensation expense of the use of a different model would also be immaterial.

Awards made to Executive Directors under the PSP only vest if the relevant market conditions are met at the end of the three year vesting period, therefore the requisite service period for these awards is determined to be three years: compensation expense has accordingly been recognized over this period. If the requisite service is not rendered, the Company reverses all previously recognized compensation cost.  If the requisite service is rendered, the Company does not reverse compensation cost even if the market condition is never satisfied.

In responding to the Staff’s comment, the Company has concluded that its disclosure in this area would benefit from clarification.  As the share based awards with market conditions do not materially impact the financial statements, the Company respectfully proposes to the Staff that revising the level of disclosure in respect of these awards would not provide meaningful information to investors. The Company will enhance its disclosure by focusing on those awards that have a material impact on the financial statements. Proposed revised accounting policy disclosure, which will be included in future Form 10-K filings, is included below, and the Company informs the Staff that it will also accordingly clarify its disclosure of service, performance and market conditions throughout Note 33 in a similar manner in future Form 10-K filings (deletions to the previous disclosure have been struck through, additions have been underlined):

 “(n)     Share-based compensation

Share-based compensation represents the cost of share-based awards granted to employees. The Company measures share-based compensation cost for awards classified as equity at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the employee’s requisite service period. Predominantly all of the Company’s awards have service and/or performance conditions and the fair values of these awards are estimated ~~The Company estimates the fair value of share-based awards without market-based performance conditions~~ using a Black-Scholes valuation model. ~~and awards with market-based performance conditions are valued using a binomial valuation model.~~”

Note 31: Income taxes, page F-63

4.
Please revise your disclosure to disclose the nature and amount of each permanent difference and explain why it increases or decreases, as applicable, your effective tax rate in 2008 and in 2006. In addition, please explain to us how SFAS 109 precludes the recognition of a deferred tax asset related to tax deductible amortization that you disclose on page F-65.

Response:

In response to the Staff’s comment, in future Form 10-K filings the Company proposes to enhance its disclosure by outlining the nature and amount of each permanent difference in the Company’s tax rate reconciliation (as outlined below). The Company advises the Staff that with the exception of in-process research and development (“IPR&D”) and disposals not subject to tax, the absolute amount of each permanent difference did not fluctuate significantly year on year.  In the case of IPR&D and disposals not subject to tax, the Company does not consider an explanation for the increase or decrease to be necessary in Note 31 because Notes 4 and 5 to the financial statements include sufficient specific disclosure with respect to the related transactions.

The Company respectfully advises the Staff that in preparing the revised tax rate reconciliation, the Company revisited its presentation of the tax effect in 2008 of other than temporary impairments of available for sale securities previously disclosed as a permanent item. After careful deliberation the Company considers that the better view would be to account for the tax effect of these impairments as deductible temporary differences. Nevertheless, as the Company does not consider it more likely than not that these deferred tax assets are recoverable, these items have been accounted for as a change in valuation allowance in the effective tax rate reconciliation for 2008. This change in classification solely affects the presentation of this item within the tax rate reconciliation, and thus does not have an overall impact on the effective tax rate for the Company in 2008.

The Company also respectfully advises the Staff that the tax deductible amortization disclosed on page F-65 arose following inter-company asset transfers that fall within the scope of SFAS 109 paragraphs 9(e) and 121-124. Pursuant to SFAS 109 paragraph 9(e), the recognition of a deferred tax asset on the difference between the tax basis of assets in the buyer’s tax jurisdiction and the cost as reported in the consolidated financial statements is prohibited. Accordingly, the Company has not recorded a deferred tax asset in respect of these differences. In response to the Staff’s comment, the Company has revised its disclosure through a footnote to the rate reconciliation to clarify the nature of this item.

The Company therefore proposes to the Staff the following revised disclosure for the nature and amount of permanent differences (presented below), and the Company also informs the Staff that it will also revise its disclosure of deferred tax assets and related valuation allowances within Note 31 to reflect the changed presentation of deductible temporary differences for other than temporary impairments discussed above. These revised disclosures will be included in future Form 10-K filings (deletions to the previous disclosure have been struck through, additions have been underlined):

“Income taxes

The reconciliation of income/(loss) from continuing operations before income taxes, minority interests and equity in earnings of equity method investees and discontinued operations to the provision for income taxes is shown in the table below:

Year to December 31,
	2008	2007	2006
	$’M	$’M	$’M
Income/(loss) from continuing operations before income taxes, minority interests and equity in earnings of equity method investees and discontinued operations	265.6	(1,398.1)	316.8

Group tax rate(1) (2)	25.0%	30.0%	30.0%

Adjustments to derive effective rate:
Non-deductible items:
IPR&D	12.1%	(40.0%)	-
Other permanent differences:	~~(7.6~~%)	~~6.6~~%	~~(18.8~~%)
U.S. Research & Development Credit	(9.1%)	2.0%	(7.5%)
Effect of the convertible bond	(5.0%)	0.5%	-
Intangible asset amortization(3)	(6.5%)	1.5%	(7.4%)
Disposals not subject to tax	-	2.2%	-
Intra-group items (4)	6.2%	0.6%	(3.9%)
Other permanent items	1.4%	(0.2%)	-
Other items:
Change in valuation allowance	12.4% ~~7.0~~%	0.3%	(30.0%)
Difference in taxation rates	3.1%	1.3%	(9.3%)
Change in provisions for uncertain tax positions(5)	1.9%	(2.7%)	59.8%
Prior year adjustment	(9.2%)	0.8%	(6.5%)
Change in tax rates	(0.2%)	(0.5%)	-
Other	4.8%	0.2%	1.6%

Provision for income taxes on continuing operations	36.9%	(4.0%)	26.8%

(1) In addition to being subject to the Irish Corporation tax rate of 25% (2007 and 2006: UK Corporation tax rate of 30%), in 2008 the Company is also subject to income tax in other territories in which the Company operates, including: Canada (19.5%); France (33.3%); Germany (15%); Italy (27.5%); Malta (35%); the Netherlands (25.5%); Spain (30%); Sweden (28%); Switzerland (8.5%); United Kingdom (28.5%) and the US (35%). The rates quoted represent the headline federal income tax rates in each territory, and do not include any state taxes or equivalents or surtaxes or other taxes charged in individual territories, and do not purport to represent the effective tax rate for the Company in each territory.
(2) During 2008 Shire introduced a new holding company resident in the Republic of Ireland, as a result the reconciliation of income from continuing operations before income taxes, minority interests and equity in  earnings of equity method investees for the year to December 31, 2008 has been prepared using the Irish non-trading corporation tax rate of 25% which is the rate applicable to Shire plc. In prior reporting periods, the reconciliation of income from continuing operations before income taxes, minority interests and equity in earnings of equity method investees was prepared using the UK corporation tax rate of 30%.
 (3) The permanent difference results from tax deductible amortization available following inter-company asset transfers for which SFAS 109 paragraph 9(e) prohibits the recognition of a deferred tax asset.
(4) Intra-group items principally relate to the effect of inter-company dividends, capital receipts (either taxable or non-taxable) and other intra-territory eliminations, the pre-tax effect of which has been eliminated in arriving at the Company’s consolidated income/(loss) from continuing operations before income taxes, minority interests, equity in earnings of equity method investees and discontinued operations.
(5) The Company prospectively adopted FIN 48 from January 1, 2007. For the year ended December 31, 2006 the measurement and disclosure of changes in uncertain tax positions in the rate reconciliation has been determined in accordance with FAS No. 5.  The change in provision for uncertain tax positions as disclosed in the above rate reconciliation includes interest and penalties associated with uncertain tax positions.”

Note 33: Share-based compensation plans, page F-70

5.
It appears from disclosures throughout this note that you have share-based awards denominated in pounds sterling, presumably for ordinary shares traded on the London Stock Exchange, and in U.S. dollars, presumably for American Depositary Shares traded on the NASDAQ Global Select Market. It is also apparent from your List of Subsidiaries filed as Exhibit 21 that you have subsidiaries throughout Europe and the Americas and from your Segment note 27, that a significant amount of your revenues are generated outside the UK or the US. Please explain to us whether you grant share-based awards to employees outside the UK or the US. If so, please explain to us whether you account for these awards as liabilities under paragraph 33 of SFAS 123R, or explain to us how you account for these awards and reference the authoritative literature you rely upon to support your accounting.

Response:

In response to the Staff’s comment the Company confirms that it grants share based payment awards to employees outside of the UK and the US. In all cases, the exercise prices of such options are denominated in the same currency in which the underlying Ordinary share (pounds sterling) or American Depositary Share (U.S. dollars) is traded. Accordingly, the options are not “dual indexed” and therefore there is no “other condition” that could be construed as other than a service, performance or market condition. Accordingly, the options granted to employees outside the UK and the US are not within the scope of SFAS 123R paragraph 33 and have been accounted for as equity classified awards in a consistent manner to those awards granted to US and UK employees.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

(i) Sales Deductions

6.
You disclose that the launch of the generic version of ADDERALL XR in April 2009 has introduced additional uncertainties into your estimates of Medicaid and MCO rebates for the product. In the results of operations discussion you indicate that you increased total sales deductions for this product from 24% of gross sales in 2008 to 37% in Q1 2009. You also disclose that you based your rebate accrual amount on your “better estimate” within a range of reasonably possible rebate levels and that it would not be meaningful for you to quantify the sensitivity to change for each individual assumption or uncertainty you identify. You go on to indicate that collectively these individual assumptions could significantly impact ADDERALL XR product sales and the results of operations in the future. Please address the following:

•	Revise to disclose the nature of each significant assumption and why you do not believe it meaningful to present sensitivity information for each of them.
•	Explain to us how your policy of basing the amount accrued on the “better estimate” complies with GAAP and reference for us the authoritative literature you rely upon to support your accounting.
•	Revise to disclose the aggregate range of reasonably possible changes in your Medicaid and MCO rebate estimates for ADDERALL XR.

Response:

The Company advises the Staff that the launch of an authorized generic version of ADDERALL XR in April 2009 introduced additional uncertainties into the measurement of the Medicaid and managed care organization (“MCO”) rebate liability for ADDERALL XR in the wholesaler and retail pipeline at March 31, 2009 (the “Pipeline Liability” -- as distinct from the Medicaid and MCO rebate liability for ADDERALL XR prescribed prior to the authorized generic launch). The Company’s estimate of the Pipeline Liability relied on three significant assumptions, namely:

(i)	the amount of ADDERALL XR in the wholesaler and retail pipeline at March 31, 2009;
(ii)	the expected Medicaid and MCO usage rates for ADDERALL XR after the authorized generic launch; and
(iii)
the unit rebate amount, and specifically how shipments of authorized generic ADDERALL XR by the Company to Teva Pharmaceutical Industries Ltd (“Teva”), should be included in the Medicaid unit rebate calculation pursuant to the Deficit Reduction Act of 2005 (the “DRA”).

The Company highlighted the key uncertainties in its 2009 Form 10-Q disclosure, however the Company agrees with the Staff that the nature and importance of these three specific assumptions to the measurement of the Medicaid and MCO rebate liability for ADDERALL XR could be further clarified. In this respect the Company has accordingly developed enhanced disclosure in this area, (see later in this response) which will be included in future Form 10-Q and Form 10-K filings, commencing with the Form 10-Q for the three months ended June 30, 2009.

In the Company’s 2009 Form 10-Q disclosure the Company stated at that time that it did not believe it would be meaningful to quantify the sensitivity to change for each individual assumption or uncertainty. The Pipeline Liability estimate is affected by the inter-relationship between the significant assumptions and changes to one assumption could directly affect other assumptions. For example, changes to MCO unit rebate levels will influence MCO usage rates of ADDERALL XR. Therefore, the Company believes that presenting sensitivity analysis for each assumption individually would not be meaningful, and may be confusing to investors.

The Company acknowledges that including an aggregate range of reasonably possible changes (i.e., a range based on the upper and lower reasonably possible estimate for each significant assumption), in its Medicaid and MCO rebate estimates for ADDERALL XR, as requested by the Staff, would be an appropriate way of disclosing the effect of the uncertainties, and would provide investors with succinct, meaningful information on the range of liability arising from reasonably possible changes to the Company’s assumptions. The Company has therefore included this aggregate range in its proposed enhanced disclosure, which will be included in future Form 10-Q and Form 10-K filings, commencing with the Form 10-Q for the three months ended June 30, 2009 (see later in this response).

The Company further advises the Staff that in estimating Medicaid and MCO rebates, the Company considers the guidance in, as appropriate depending on the specific facts and circumstances:  Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products); Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies; and FASB Interpretation No.14, Reasonable Estimation of the Amount of a Loss – an interpretation of FASB Statement No.5.

When measuring the Pipeline Liability at March 31, 2009 the Company considered all of the above accounting literature and the specific facts and circumstances related to the Pipeline Liability which were available at the time of filing the 2009 Form 10-Q.  The Company recorded a liability, representing its best estimate within the range of reasonably possible outcomes for Medicaid and MCO usage of ADDERALL XR, the level of inventory in the wholesaler and retail pipeline, and the amount of rebate which the Centers for Medicare and Medicaid Services (“CMS”) could determine to be payable, (notwithstanding the fact that, following payment, the Company would have the right to challenge any such determination and that the result of any such challenge could affect whether or not the estimated rebate amounts ultimately reflect the Company’s actual obligation). If in periods subsequent to filing the 2009 Form 10-Q new or additional information becomes available, and such information enables the Company to refine this estimate of the rebate liability, the Company will record an adjustment to the Pipeline Liability in future periods.

Presented below is the Company’s proposed enhanced disclosure, which will be included in future Form 10-Q and 10-K filings commencing with the Form 10-Q for the three months ended June 30, 2009 (deletions to the previous disclosure have been struck through, additions have been underlined):

“Medicaid and MCO Rebates
Statutory rebates to state Medicaid agencies and contractual rebates to MCOs under managed care programs are based on statutory or negotiated discounts to the selling price. Medicaid rebates generally increase as a percentage of the selling price over the life of the product (if prices increase faster than inflation).

As it can take up to six months for information to reach the Company on actual usage of the Company’s products in managed care and Medicaid programs and on the total discounts to be reimbursed, the Company maintains reserves for amounts payable under these programs relating to sold products.

The amount of the reserve is based on historical experience of rebates, the timing of payments, the level of reimbursement claims, changes in prices (both normal selling prices and statutory or negotiated prices), changes in prescription demand patterns, and the levels of inventory in the distribution channel.  Adjustments are made for known changes in these factors, such as the effect of the launch of the authorized generic version of ADDERALL XR in April 2009.

Shire’s estimates of the level of inventory in the distribution channel are based on product-by-product inventory data provided by wholesalers; results of independently commissioned retail inventory surveys and third-party prescription data (such as IMS Health National Prescription Audit data).

Revisions or clarification of guidelines from the Centers for Medicare and Medicaid Services, (“CMS”) related to state Medicaid and other government program reimbursement practices with retroactive application can result in changes to management’s estimates of the rebates reported in prior periods.

The accrual estimation process for Medicaid and MCO rebates involves in each case a number of interrelating assumptions, which vary for each combination of product and Medicaid agency or MCO. Accordingly it would not be meaningful to quantify the sensitivity to change for any individual assumption or uncertainty. However, with the exception of rebates for ADDERALL XR in the wholesale and retail pipeline at March 31, 2009~~rebates~~ (see below), Shire does not believe that the effect of these uncertainties, as a whole, significantly impacts the Company’s financial condition or results of operations.

The launch of an authorized generic version of ADDERALL XR in April 2009 has introduced additional uncertainties into management’s estimates of Medicaid and MCO rebates for ADDERALL XR in the wholesale and retail pipeline at March 31, 2009. Specifically, historical experience of ADDERALL XR is now a less reliable indicator of both the level and mix of future sales, and particularly Medicaid and MCO usage rates for the product (key factors used in estimating rebate accruals), than it was before the launch. As a result, the Company has also used historical experience of other products at a similar lifecycle stage to estimate these key factors.  In addition, because there is uncertainty as to how shipments of authorized generic ADDERALL XR by the Company to Teva should be included in the

Medicaid rebate calculation pursuant to the Deficit Reduction Act of 2005, there is a range of reasonably possible rebate levels calculable under the legislation.

Shire considers that the three significant assumptions affecting its estimate of the Medicaid and MCO rebate liability for ADDERALL XR in the wholesaler and retail pipeline at March 31, 2009, are: the expected Medicaid and MCO usage levels after the authorized generic launch; the level of inventory in the wholesaler and retail pipeline; and the way in which sales of ADDERALL XR by the Company to Teva are included in the Medicaid unit rebate calculation.  Accordingly Shire has based its accrual on its best ~~better~~ estimate within the range of reasonably possible outcomes for Medicaid and MCO usage of ADDERALL XR, the level of inventory in the wholesaler and retail pipeline, and the amount of rebate that the CMS could determine to be payable (notwithstanding the fact that, following payment, the Company would have the right to challenge any such determination and that the result of any such challenge could affect whether or not the estimated rebate amounts ultimately reflect the Company’s actual obligation).

~~It would not be meaningful to quantify the sensitivity to change for each individual assumption or uncertainty outlined above but, Collectively they~~  Reasonably possible changes to these assumptions taken in combination could significantly increase or decrease reported ADDERALL XR product sales, and as a result the Company’s results of operations, in future periods. The Company estimates that the aggregate approximate range of reasonably possible Medicaid and MCO rebate liability, (i.e., a range based on the upper and lower reasonably possible estimate for each significant assumption), for ADDERALL XR in the wholesaler and retail pipeline at March 31, 2009 is between $46-133 million, and the Company had recorded a liability of $110.6 million.

At the balance sheet date, accruals for Medicaid and MCO rebates were $341.1 million. These accruals at December 31, 2008, 2007 and 2006 were $222.5 million, $146.6 million and $126.4 million, or 8%, 7%, and 8%, respectively, of net product sales. Historically, actual rebates have not varied significantly from the reserves provided.

* * * *

Shire acknowledges that (i) Shire is responsible for the adequacy and accuracy of the disclosures in the 2008 Form 10-K and 2009 Form 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and 2009 Form 10-Q; and (iii) Shire may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or require any additional information.

Sincerely,

/s/ Graham Hetherington

Graham Hetherington
Chief Financial Officer